Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Grand Teton Vodka, Inc.
1775 N Hwy 33
Driggs, ID 83422
http://www.tetondistillery.com/

Up to $1,069,992.00 in Class N Common Stock at $5.50
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Grand Teton Vodka, Inc.
Address: 1775 N Hwy 33, Driggs, ID 83422
State of Incorporation: ID
Date Incorporated: September 21, 2011

Terms:

Equity

Offering Minimum: $9,999.00 | 1,818 shares of Class N Common Stock
Offering Maximum: $1,069,992.00 | 194,544 shares of Class N Common Stock
Type of Security Offered: Class N Common Stock
Purchase Price of Security Offered: $5.50
Minimum Investment Amount (per investor): $275.00

*Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Investment Incentives and Bonuses

Time-Based Perks:

Friends and Family Early Birds

Invest within the first 48 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount Based Perks:

$550+ Investment - 20% discount in gift shop/tasting room and online. (Note: We cannot ship alcohol to every state or outside of the U.S.)

$1,100+ Investment - Lower level plus a Grand Teton Distillery T-Shirt

$2,750+ Investment - Lower level plus a pair of Grand Teton Distillery Copper Mugs

$5,500+ Investment - Lower level plus a Grand Teton Distillery Sweatshirt

$11,000+ Investment - Lower level plus an Age Your Own Whiskey Barrel

$27,500+ Investment - Lower level plus a private tour & tasting with Master Distiller + 5% bonus shares

$55,000+ Investment - Lower levels plus first access to Grand Teton Private Stock Whiskey and a Distillery experience bottling your own case of whiskey + 10% bonus shares

$110,000+ Investment - Lower levels plus a weekend for 2 as guests of Grand Teton Distillery Founders in Teton Valley, Idaho (includes lodging, meals, and entertainment for U.S. based investors only) + 15% bonus shares

$275,000+ Investment - Lower levels plus a snowmobile tour of Yellowstone National Park in winter + 20% bonus shares

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Grand Teton Vodka, Inc. (dba Grand Teton Distillery) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class N Common Stock at $5.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $550. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Grand Teton Distillery is a craft distillery that has brought more than 12 products to market and several sizes of the different products. The hallmark product is Grand Teton Potato Vodka, which has won the highest awards in the spirits industry consistently for 8 years. The company also has Huckleberry and Cherry vodkas, and Born & Bred Vodka, which we made for the actor/owner Channing Tatum and has won a Gold Medal. All medals and the years won are listed below.

We also have two bourbons and two whiskeys to market. Colter's Run Straight Bourbon won the 2015 Double Gold in the WSWA competition, and Catamount Straight Bourbon got 92 points from Wine Enthusiast Magazine in 2018. In October 2020, we released our first "grain to glass" Malt Whiskey, which is aged a minimum of 4 years in award-winning Colter's Run bourbon barrels and then finished in Jackson Hole Winery red wine barrels.

Although primarily a regional company with 50% of sales in the Northwest, the product has been sold in 23 states, Ontario, Canada, and the United Kingdom. The company, through its western heritage and family ownership, along with its partnership with actor/owner Channing Tatum, has an approachable inclusive narrative and a pledge to continue to make the highest quality spirits at reasonable prices.

Competitors and Industry

According to a Forbes article dated February 12, 2020 and Distilled Spirits Council of the U.S. (DISCUS), spirits sales in the U.S. in 2019 had a record year with distilled spirit supplier sales up 5.3%, or $1.5 billion, to $29 billion. However, major brands and the majority of spirit sales are by foreign companies and/or spirits produced in foreign countries, including even many bourbon brands in Kentucky, which are owned by Suntory, a Japanese company.

There were only 267 distilleries in the U.S. prior to 2004 (per the craft industry organization distilling.com), and there are about 2,000 now. Craft brands had less than 1% of the spirits business until the last 3 years where craft is now growing at double digits, projected to be above 30% growth for each year until 2025. Craft brands are growing at the expense of the foreign very well known brands like Grey Goose, Absolut, and others. With the pandemic and the trade tariffs recently imposed, foreign sales may suffer further, providing an opportunity of even more growth for domestic craft companies and craft brands.

Grand Teton Distillery is a craft distillery, which is defined by several states as producing less than 60,000 proof gallons or 100,000 proof gallons per year. Our direct competitors include Blue Ice and 44 North, who are two large potato vodka sellers in

Idaho.

Current Stage and Roadmap

Current Stage

Grand Teton Distillery is in a secondary growth phase having successfully grown beyond the start-up phase. Grand Teton Distillery has award-winning products on the market, established customers, and a well-developed distribution channel in the Northwest neighboring states of Idaho, Wyoming, and Montana, plus some penetration into California and Nevada. Our brands have been sold in 23 states plus Ontario, Canada and the UK, but marketing in the spirits industry is expensive and expansion beyond a state or region is difficult for a smaller company and costly in terms of assets and time. Distribution and access to market in the three-tier states is controlled by multi-billion dollar companies that favor the well-known foreign brands. However, that is changing slowly.

Roadmap

We will substantially increase our marketing efforts by increasing the level of marketing spending per case and engaging a long range marketing partner. A marketing partner will help direct where that budget can best be spent. Industry average for marketing costs are $20/case whereas we have spent only $4/case or less to achieve our current sales. Increasing our marketing budget historically has boosted sales during that period. We expect that additional funds devoted to marketing will enhance sales and revenue.

Next spring, we are doubling the size of our facility, which will increase our production capacity to over 100,000 (9L) cases per year, plus provide a large destination level tasting room and gift shop capable of handling tours and bus traffic and increased parking for buses to attract tours. We are also increasing our inventory of brown spirits, bourbon, whiskey and malt whiskey, which will double over the next 18 months. These were recommendations by a consultant in San Francisco who advised us on how to achieve the next level of marketing and production.

The Team

Officers and Directors

Name: Lea Beckett

Lea Beckett's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: September 21, 2011 - Present
  Responsibilities: Organized and started the company. Wrote the business plan and its updates. Oversees regulatory compliance and investor/shareholder

relations. Works with other officers and board members on long-term strategic planning, financial stability, product lines, marketing and distribution. Lea Beckett takes no salary at this time but receives stock options each year. Options have varied, ranging from just 2,000 shares to 20,000 shares in a year.

- **Position:** Chairman of the Board of Directors
  Dates of Service: September 21, 2011 - Present
  Responsibilities: Call Board Meetings, set the agenda and preside over meetings. Board members receive no salary but receive stock options. Options have varied from 1,000 to 3,000 shares per year.

Name: William Beckett, Sr.

William Beckett, Sr.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: September 21, 2011 - Present
  Responsibilities: Legal advice and consultancy. William Beckett receives takes no salary at this time. He receives annual stock options, which have varied from 1,000 shares to 5,000 shares in a year.

- **Position:** Executive VP
  Dates of Service: September 21, 2011 - Present
  Responsibilities: Advice on financial management. William Beckett receives no salary for this position.

- **Position:** Member of the Board of Directors
  Dates of Service: September 21, 2011 - Present
  Responsibilities: Attend meetings of the Board and vote on issues before the Board. Board members receive annual grants of stock options. These have varied from 1,000 shares to 3,000 shares in a given year.

Name: Andrew Boczar

Andrew Boczar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President of Strategic Planning
  Dates of Service: December 01, 2015 - Present
  Responsibilities: Day to day management within the plant, tasting room, and executive offices. Long term strategic planning. Management of the web site, database, and social media platforms. Andrew Boczar receives $82,500 per year. In addition, Andrew receives annual stock options which have varied from 1,000

shares per year to 10,000 shares per year.

- **Position:** Member of the Board
  Dates of Service: July 01, 2018 - Present
  Responsibilities: Attend Board meetings, vote on issues before the Board.
  Members of the Board receive annual stock options, which range from 1,000 to
  3,000 shares.

Other business experience in the past three years:

- **Employer:** Museum of Idaho
  Title: Board Member
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Advisory

Name: John Boczar

John Boczar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Head Distiller
  Dates of Service: March 01, 2012 - Present
  Responsibilities: Manage the production facility, deciding on products,
  maintaining quality control of products, the supply chain, and inventory.
  Supervising and training distillery employees. John Boczar receives a salary of
  $70,700 per year. He also receives stock options every year which range from
  5,000 shares to 10,000 shares per year.

- **Position:** Member of the Board
  Dates of Service: July 01, 2012 - Present
  Responsibilities: Attend Board meetings and vote on issues before the Board.
  Board members receive annual stock options, which range from 1,000 to 3,000
  shares per year.

Name: Drusilla Lawton

Drusilla Lawton's current primary role is with RR Associates, LLC. Drusilla Lawton
currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: July 12, 2019 - Present
  Responsibilities: Advisory. Attend Board meetings and vote on issues before the
  Board. Board members receive stock options on an annual basis. This is Drusilla

Lawton's first year on the Board and she received 3,000 stock option shares.

Other business experience in the past three years:

- **Employer:** RR Associates, LLC
  Title: Portfolio Manager
  Dates of Service: January 01, 2012 - Present
  Responsibilities: Portfolio Manager

Name: John Bell

John Bell's current primary role is with TrueScripts. John Bell currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: July 12, 2019 - Present
  Responsibilities: Advisory - Attend Board meetings and vote on issues before the Board. Board members receive annual stock options. This is John Bell's first year on the Board and he received 3,000 stock options.

Other business experience in the past three years:

- **Employer:** TrueScripts
  Title: Partner/Chief People Officer
  Dates of Service: January 01, 2014 - Present
  Responsibilities: Chief People Officer

Other business experience in the past three years:

- **Employer:** TrueScripts
  Title: COO
  Dates of Service: March 01, 2014 - October 01, 2019
  Responsibilities: COO

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in Grand Teton Vodka, Inc. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class N Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class N Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Food & Beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class N Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Class N Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on www.tetondistillery.com or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on www.tetondistillery.com could harm our reputation and materially negatively impact our financial condition and business.

Industry Risks
The company is primarily reliant on one main type of service, the alcoholic beverage industry and is highly regulated by federal and state authorities and subject to legislation changes by those bodies, over which the company and the industry may have limited control. Adverse legislation could adversely affect the industry.

COVID-19 Risk
The company was adversely affected in some ways by the pandemic starting in March 2020 but also benefited in other ways. Adversely, the company was ordered to close or restrict access to its gift shop, tasting, and tours and revenue from those venues was down throughout 2020. However, liquor was deemed "essential," and the company was allowed to continue liquor sales in its facility, although initially traffic was down. In the summer season, due to the company's proximity to Yellowstone National Park and that the Park received record numbers of visitors this year (probably due to the restriction of travel to international sites), summer traffic from June through October was higher and sales recovered, despite restriction to number of visitors at one time.

Also, the company was solicited by hospitals, businesses and even federal sites to provide bulk alcohol for cleaning and to make hand sanitizers. These are new product lines for the company; are profitable, and these lines are expected to continue for at least another 12 to 18 months but may well taper off after that time.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Linda Beckett	300,000	Class B Common Stock	48.4
William Beckett & Linda Beckett (Joint Trust)	212,000	Class B Common Stock	33.6

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Class C Common Stock, and Class N Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 194,544 of Class N Common Stock.

Class A Common Stock

The amount of security authorized is 6,000,000 with a total of 2,930,560 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding includes 178,000 of shares to be issued pursant to stock options issued.

The total amount outstanding includes 2,014,000 of shares to be issued pursant to stock options, reserved but unissued.

Class B Common Stock

The amount of security authorized is 2,500,000 with a total of 841,610 outstanding.

Voting Rights

10 votes per share

Material Rights

The total amount outstanding includes 308,000 of shares to be issued pursant to stock options issued.

Same equity and dividend participation as Class A Common Stock. However, these shares can only be issued to Founders and inherited by their direct descendants.

Class C Common Stock

The amount of security authorized is 1,000,000 with a total of 142,634 outstanding.

Voting Rights

1 vote per share

Material Rights

Class C shareholders are entitled to receive a right of first refusal. They have a warrant to purchase additional shares up to $500,000 at a price, which is non-dilutional. They also have a "tag-along" right to sell If Lea or William Beckett sell their shares.

Class N Common Stock

The amount of security authorized is 500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class N Common Stock.

Material Rights

Same rights as Class A, Class B, and Class C regarding dividends, distribution and equity.

What it means to be a minority holder

As a minority holder of Class N Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company. All classes of common stock share equally if dividends are declared and all classes of common stock share equally in equity in the case of dissolution or sale of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

A distillery is an equipment intensive manufacturing company. It takes $200,000 to $1.5 million to start a distillery and the early years require additional investments of funding for equipment, inventory, raw products, federal taxes and working capital. Spirits are taxed by the federal government as they leave the distillery, yet wholesalers pay on a 30 to 90 day schedule meaning growth must be financed due to the delay in reimbursement and paying of invoices. According to a recent article in Forbes (October 26, 2018 by Fred Minnick) on starting a distillery, they estimate it takes 2 years to get open and 10 years to become profitable. Grand Teton Distillery got open in just 10 months and is starting the 9th year. The first year, just 5 months of operation, gross revenue was $186,000. The second year's gross revenues were $385,000. The company converted from regular QuickBooks to QuickBooks Pro Manufacturing Module in Sept 2014 and all data hence is based on that data. 2014 showed growth; however, 2015 was lower due to the onboarding of the Born and Bred line and significant delays in design and production of the brand versus outlays in anticipation of the sales and promotion due to the celebrity. 2016 through 2019 were flat but in the area of $1 million of revenue per year. Total historical revenue from inception in 2012 to November 2020, the company has gross revenues of just over $9 million. The accumulated loss over the nine years is $186,000; (per internal accounting data and as reported by the Company's CPA); however, this year, 2020, the company is showing a $300,000 profit year to date November 2020 based on internal accounting and will be profitable. This is a net profit of 30% based on year to date revenue and because 4th quarter is always our best quarter, the profit may be higher by years-end. Thus, our performance appears to be on par or slightly better than projections for the industry. Reasons for the profitability in 2020 are reductions in staff in late 2019, the lower FET on our products, and new sales of distillery equipment. These profits overcame the slight decline in revenue for spirits due to the pandemic.

Historical results and cash flows:

Federal excise tax on spirits (FET) is the second largest expense for a distillery; the other being personnel; both in the past and will be in future. In the past, revenue has mostly covered costs with small deficits in working capital from time to time; usually in the range of only $20,000 to $40,000. These were covered with loans from primary shareholder, Lea Beckett, as 10 Year balloon notes to prevent repayment from hampering future production until the company could achieve permanent profitability. In 2017 HR-1 was passed which lowered the FET from $13.50 a proof gallon to $2.70 a proof gallon for the first 100,000 proof gallons. This decrease in FET has greatly helped the company become profitable. This decrease in tax on spirits was to help American small business and for parity to the decrease allowed the wine industry. The decrease expires at the end of 2020 unless extended or made permanent by Congress. It is expected that it will be extended; however, if not, it could impair future profitability. If the FET lowered tax is extended, the company expects to continue to be profitable in coming years as it grows. The pandemic in March 2020 provided another source of revenue for the company as it began to get requests for production of hand sanitizers and bulk alcohol for cleaning. The company sold bulk alcohol to the USPS in Salt Lake City, to hospitals in Boise, ID, to a chain of grocers and other businesses. These requests continue and will continue so long as there is concern about the pandemic. The company plans an expansion in 2021, which will greatly expand production facility and allow the company to offer expand these offerings as well as its core spirits businesses and expansion of whiskey production and spirits in aging. Permanent profitability or neutral on a cash flow/working capital basis for distilleries is estimated by consultants and by industry standards to be the sale of 12,000 (9L) cases per year. This is an average and a company with no or very low debt to revenue can achieve it with less. Therefore, in future, with the above parameters, it is expected that the Company has achieved this parity at this time and can continue profitability if there is continued lowered FET.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company has a line of credit with Key Bank in the amount of $75,000 which is a floating amount and is used for working capital. Most recently, as of October 1, 2020, the amount owed was $53,000 and as of December 8, 2020, the balance on the LOC is $33,913. Cash on hand varies depending on time of year and accounts receivable; most invoices are paid within 30 to 60 days of shipping. Much of revenue, up to 2/3 of annual revenue falls in the 4th quarter and first month of following year 1st quarter.

The company has over the last several years, borrowed money from CEO, Lea Beckett, for inventory and new equipment purchases and working capital. That amount of shareholder loans has varied and is supported by Notes with maturity and interest rate. These are balloon notes with varying maturities and an interest rate of 5%.

We have applied for an SBA loan for $1.4 million through the Bank of Idaho in Idaho Falls, ID. There is a several step process; the first being that an outside consultant approved by SBA reviews the application. Then the bank must approve. The first two steps got tentatively approval, but requires additional updated financials., which is in process. Then the loan must go to the SBA for approval. It is anticipated that this loan application process will proceed through first quarter of 2021 and those monies will not be available until second quarter 2021. The purpose of this loan is for capital improvements, the construction of the 10,000 square foot addition to the plant, new distillery equipment, loading docks, parking lots, and the purchase of land. SBA loans are restricted and cannot be used for working capital, marketing or inventory. The combination of the SBA loan and the StartEngine raise together provide both the equipment and capacity to produce more products as well as the inventory, marketing and working capital to produce sales and revenue.

The company historically has accounts receivable per internal accounting that vary from $150,000 to $350,000 per month and in aging usually run at 30 to 60 days and current at greater than 90%, since most comes from State Agencies in the States of Idaho, Wyoming and Montana.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital

resources available?)

The funds of this campaign are important to the company's plan to expand its facilities and promote sales in order to attract a partner with distribution power in the distilled spirits marketplace. The company is well established and it is doubtful it would fail as a business without this campaign; however, to get to the next stage it must partner with a larger entity that holds marketing and distribution power in the industry nationwide and worldwide. These companies will become interested only when our our case sales are 12,000 (9L) cases or more per year and we have plant capacity for production of 100,000 or more cases per year, which is consistent with the expansion plan for spring 2021.

The company has adequate capital and sources of income from its regional sales, its tasting room, gift shop and online sales, its equipment sales, and its current shareholders to maintain current levels of production and sales and to grow more slowly, if funds from this campaign are not achievable.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not necessary to the viability of the company. The funds of this campaign are approximately 3 to 4 times greater than the average amount of cash on hand and current accounts receivable in the company's finances. The company has a large amount of inventory, equipment (on the books at factory wholesale cost) and assets as compared to debt plus spirits in aging which increase each year in value. The quick ratio of the company is high 6.5 indicating some degree of financial strength and viability. The advantage of the crowdfunding campaign are that the funds are unrestricted in use, unlike the funds e.g. from an SBA loan, which are restricted to use on hard assets like equipment, buildings or land and which cannot be used for inventory, working capital, or marketing.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

For the foreseeable future. We are able to operate the company even if we do not raise the minimum. The company is operating profitably at this time by keeping expenses in control and with production and sales with current plant and equipment.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum funding goal, we will be able to increase inventory, buy in greater amounts, thereby lowering costs further. We will also be able to increase advertising, marketing, promotion, which in the past have been proven to increase short term sales and long term customers. We expect the funds raised, if the maximum, in addition to our regular sales, will fund marketing, inventories, and working capital for 18 to 36 months or longer.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes. We have a pending application for an SBA loan for $1.4 million, which had preliminary approval prior to the start of the pandemic and which we are planning to continue. These funds can only be used to pay for the expansion of the plant, purchase of more distilling equipment, and purchase of land. It is restricted as to any spending on inventory, working capital, or marketing, which is why the campaign funds augment and are necessary for the total growth plan.

Indebtedness

- **Creditor:** Lea Beckett, CEO
  Amount Owed: $174,407.00
  Interest Rate: 5.0%
  Maturity Date: February 28, 2023
  There are individual Notes with variable maturities. All are 10 year Notes with balloon payments at maturity. None have yet matured and the first begin in 2023.

- **Creditor:** Key Bank
  Amount Owed: $33,913.00
  Interest Rate: 5.3%
  This is a floating LOC that has no specific maturity date by which it all must be repaid. It has a maximum of $75,000 and the amount owed goes up and down based on working capital needs and available excess funds for repayment. It has been at its maximum in the past and has been paid down. As of October 2020, the LOC was at $53,000 owed.

- **Creditor:** Linda (Lea) Beckett and William Beckett
  Amount Owed: $2,100.00
  Interest Rate: 0.0%
  There is a land lease for the property on which the Distillery plant and all its assets sits. The Distillery occupies only a small percentage of the 3.5 total acres of the site which is approximately 30% of the total site. William and Linda Beckett, the founders of the Company own 100% of the property, free and clear without mortgage. The land lease is immortalized in a written land lease for 15 years at $2,100 per month. The lease terms designate that rental was forgiven for the first 24 months of the contract. Land lease has not been paid for the full term

of the lease when funds were not freely available and are carried forward as owing.

Related Party Transactions

- **Name of Entity:** Lea Beckett
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Lea Beckett has provided working capital and inventory loans to the company over several years. The total amount has been variable but is approximately $174,000.
  Material Terms: The loans are recorded in multiple short term notes , in amounts of 10 to 30 thousand dollars, payable with an interest rate of 5% and balloon at 10 years with variable maturities. The company is only 8 years old and none have yet matured.

- **Name of Entity:** Linda (Lea) Beckett and William Beckett
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: There is a land lease for the property on which the Distillery plant and all its assets sits. The Distillery occupies only a small percentage of the 3.5 total acres of the site which is approximately 30% of the total site. William and Linda Beckett, the founders of the Company own 100% of the property, free and clear without mortgage.
  Material Terms: The land lease is immortalized in a written land lease for 15 years at $2,100 per month. The lease terms designate that rental was forgiven for the first 24 months of the contract. Land lease has not been paid for the full term of the lease when funds were not freely available and are carried forward as owing.

Valuation

Pre-Money Valuation: $21,531,422.00

Valuation Details:

Over a dozen craft distilleries have been acquired or sold in the last 5 years. Valuations of those published range from $500 to over $4000 per case on an annual basis. We are most comparable with the High West Distillery sale in October 2016 to Constellation Brands for $160 million which was about $2000 per annualized case. They are located 3 hours south of our location, a western company with similar products, and age. However, they got an infusion of cash from local Park City Angels with which to build a 20,000 sq ft new distillery and to promote their brands. After our anticipated expansion next year, we will have a 19,000 sq ft plant.

Small new companies are notoriously difficult to value. Established companies are valued based on P/E multiples or some other financial ratio. According to stern.nyu.edu that calculates P/E multiples for industries, an average P/E for alcoholic beverage companies at 37 times earnings. Brown Forman, a large listed alcohol/distillery company has a current P/E of 41.75.

For GTD, this year-to-date October, 2020, our net earnings before depreciation are $300,000. Our 4th quarter historically is our best quarter and 2/3 of our sales fall in that period, so year-end earnings may well be higher. This year, going from loss for year-end 2019 to profit, plus our having no significant long-term debt, multiple successful award winning products to market, established customers, and having two celebrity shareholders to promote our products, all allow us to assign a premium to our value.

Our value was set using historical P/E valuation for same industry, historical sales of similar companies in recent acquisitions, and factors unique to our company that add value and various ratios gave valuations of $14 to $24 million.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all outstanding options are exercised and any shares reserved for issuance under a stock plan are issued. The company does not have preferred stock, warrants, or convertible securities.

The company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  37.0%
  These funds would be used to purchase bottles, potatoes, grain, barrels and other items needed to complete a finished product or increase barrels in storage and to finance operating costs while waiting for accounts receivable receipts.

- *Marketing*
  30.0%
  Currently spending less than $4 per case for marketing and distribution costs while industry average is $20 per case. Increasing marketing via case and bottle incentives, directed advertising, promotions, and expansion of distribution geographically will expand sales opportunities.

- *Inventory*
  29.5%
  Industry sales growth of brown spirits/whiskey is higher currently than growth of

vodka; although both are growing. We plan to double our inventory in aging of brown spirits and adding to the product line with increased production of our "grain to bottle" malt whiskey and new products of rye or combined grain whiskeys. Since whiskey must age for two or more years, growing that inventory is vital to growth of sales down the line.

If we raise the over allotment amount of $1,069,992.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  25.0%
  We plan to increase our whiskey storage with portion of the proceeds. Whiskey can be purchased or produced for between $750-$1,500 and has a wholesale value at time of sale of between $6,000-$7,000.

- *Company Employment*
  15.0%
  We will need to hire at least one assistant distiller and two tasting room employees with our planned expansion.

- *Working Capital*
  25.0%
  We will need to maintain working capital to purchase potatoes, bottles, labels, etc. to make a finished product.

- *Marketing*
  31.5%
  We will use this portion of the proceeds to expand our digital presence and increase brand awareness. Additionally we will use these proceeds to purchase POS and other marketing materials for both on and off-premise locations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.tetondistillery.com/ (http://www.tetondistillery.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/grand-teton-distillery

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Grand Teton Vodka, Inc.

[See attached]

GRAND TETON VODKA. INC
DBA GRAND TETON DISTILLERY

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

	Page
INDEPENDENT ACCOUNTANT'S REVIEW REPORT	1
FINANCIAL STATEMENTS:	
Balance Sheet	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Grand Teton Vodka DBA. Grand Teton Distillery
Driggs, Idaho

We have reviewed the accompanying financial statements of Grand Teton Vodka DBA. Grand Teton Distillery (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

November 24, 2020
Los Angeles, California

Grand Teton Vodka DBA. Grand Teton Distillery
BALANCE SHEET
(UNAUDITED)

As of December 31,	2019	2018
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 7,126	$ 59,821
Accounts receivable—net	181,464	251,680
Inventories	762,305	672,482
Prepaids and other current assets	378	7,254
Total current assets	951,274	991,237
Property and equipment, net	547,352	600,483
Security deposits	7,700	7,700
Total assets	$ 1,506,326	$ 1,599,420
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 57,955	$ 49,945
Credit Card	8,348	10,868
Line of Credit	74,448	75,000
Other current liabilities	170	1,077
Total current liabilities	140,921	136,890
Notes Payable	154,863	82,370
Accrued interest on notes	19,544	12,369
Deferred Liability	150,090	142,495
Total liabilities	465,418	374,124
STOCKHOLDERS EQUITY		
Common Stock Class A	1,413,953	1,413,953
Common Stock class B	214,000	214,000
Common Stock Class C	500,000	500,000
Additional Paid In Capital (APIC)	15,620	10,413
Retained earnings/(Accumulated Deficit)	(1,102,665)	(913,070)
Total stockholders' equity	1,040,908	1,225,296
Total liabilities and stockholders' equity	$ 1,506,326	$ 1,599,420

See accompanying notes to financial statements.

Grand Teton Vodka DBA. Grand Teton Distillery.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2019	2018
(USD $ in Dollars)		
Net revenue	$ 1,047,755	$ 1,261,227
Cost of goods sold	555,792	680,240
Gross profit	491,962	580,987
Operating expenses		
General and administrative	590,043	558,395
Sales and marketing	59,826	101,813
Total operating expenses	649,869	660,208
Operating income/(loss)	(157,907)	(79,221)
Interest expense	27,959	27,079
Other Loss/(Income)	3,729	(7,285)
Income/(Loss) before provision for income taxes	(189,595)	(99,015)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ (189,595)	$ (99,015)

See accompanying notes to financial statements.

GRAND TETON VODKA DBA. GRAND TETON DISTILLERY
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Class A		Common Stock Class B		Common Stock Class C		Additional Paid In Capital (APIC)	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2017	369,280	$ 1,413,953	266,805	$ 214,000	71,317	$ 500,000	$ 5,207	$ (814,055)	$ 1,319,105
Sharebased Compensation	-	-	-		-	-	5,207		5,207
Net income/(loss)								(99,015)	(99,015)
Balance—December 31, 2018	369,280	$ 1,413,953	266,805	$ 214,000	71,317	$ 500,000	$ 10,413	$ (913,070)	$ 1,225,296
Sharebased Compensation	-	-	-	-	-	-	5,207		5,207
Net income/(loss)								(189,595)	(189,595)
Balance—December 31, 2019	369,280	$ 1,413,953	266,805	$ 214,000	71,317	$ 500,000	$ 15,620	$ (1,102,665)	$ 1,040,908

See accompanying notes to financial statements.

GRAND TETON VODKA DBA. GRAND TETON DISTILLERY
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(189,595)	$	(99,015)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		57,841		81,809
Sharebased compensation expense		5,207		5,207
Changes in operating assets and liabilities:				
Accounts receivable		70,216		(30,906)
Inventory		(89,823)		80,390
Prepaid expenses and other current assets		6,876		(289)
Accounts payable and accrued expenses		8,011		7,217
Credit Cards		(2,521)		4,790
Other current liabilities		(907)		(819)
Deferred Liability		7,595		(15,405)
Accrued interest on notes		7,175		5,250
Net cash provided/(used) by operating activities		**(119,926)**		**38,228**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(4,709)		(2,024)
Net cash provided/(used) in investing activities		**(4,709)**		**(2,024)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Notes Payable		72,493		-
Borrowing and Repayment on Line of Credit		(552)		2,000
Net cash provided/(used) by financing activities		**71,941**		**2,000**
Change in cash		(52,694)		38,204
Cash—beginning of year		59,821		21,617
Cash—end of year	**$**	**7,126**	**$**	**59,821**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	27,959	$	27,079
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   SUMMARY

Grand Teton Vodka dba Grand Teton Distillery was founded on September 21, 2011 in the state of Idaho. The financial statements of Grand Teton Vodka DBA. Grand Teton Distillery (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Driggs, Idaho.

Grand Teton Vodka, Inc. dba Grand Teton Distillery is a craft distillery, whose hallmark product is potato vodka. The production started in August, 2012, producing a premium potato vodka from famous Idaho potatoes, bourbon and moonshine with pristine mountain water from a deep well on the property, located at the base of the beautiful Tetons.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, barrels, ingredients and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Distillery and Other Equipment	7 years
Buildings and Improvements	15-40 years
Office Furniture and Equipment	7 years
Vehicles and Trailers	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Grand Teton Vodka DBA. Grand Teton Distillery is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company will recognize revenues primarily from the sale of its vodka products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Cost of sales

Costs of goods sold include the cost of equipment sold, cost of labor, commissions, distribution services, federal excise tax, freight and delivery, ingredients packaging and supplies, cost of retail product.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 24, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2019	2018
Finished Product	94,681	41,814
Shipping/Bottling Supplies	135,095	92,299
Gift Shop - Driggs	12,247	11,484
Barrels	394,738	393,800
Ingredients	33,272	41,502
Born and Bred	92,272	91,583
Total Inventories	$ 762,305	$ 672,482

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2019	2018
Payroll Refunds	378	-
Receivable from Adopt a Barrel		6,965
Tax Refund Receivable		289
Total Prepaids Expenses and other Current Assts	$ 378	$ 7,254

Other current liabilities consist of the following items:

As of Year Ended December 31,	2019	2018
Unemployment Tax	170	195
Workers Compensation	-	881
Total Other Current Liabilities	170	1,077

5.   PROPERTY AND EQUIPMENT

As of December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2019	2018
Distillery and Other Equipment	$ 516,187	$ 516,187
Buildings and Improvements	442,109	$ 442,109
Equipment not in service	77,855	77,855
Construction in Progress	5,883	4,557
Planned Expansion	42,019	39,059
Office Furniture and Equipment	19,931	19,507
Vehicles and Trailers	15,623	15,623
Property and Equipment, at Cost	1,119,606	1,114,897
Accumulated depreciation	(572,254)	(514,414)
Property and Equipment, Net	$ 547,352	$ 600,483

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 and 2018 was in the amount of $57,841 and $81,809 respectively.

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of common shares class A, class B and class C with no par value. As of December 31, 2019, and December 31, 2018, 369,280 shares of class A, 266,805 shares of class B and 71,317 shares of class C have been issued and are outstanding.

7. DEBT

Promissory Notes

From December 31, 2012 through July 9, 2019, the company issued eight promissory notes to two of its owners and officers William W Beckett, Sr. and Linda (Lea) Becket in the aggregate amount of $ 220,378. The notes bear interest rate of 5% per annum. The accrued interests together the entire principals shall be due and payable on the fifth anniversary from notes issuance ('Maturity date'), ranging from 2017 through 2024. As of December 31, 2019, and December 31, 2018, the outstanding balance of this note is in the amount of $154,863 and $82,370. As of December 31, 2019, and December 31, 2018, accrued interest on the notes is in the amount of $19,544 and 12,369, respectively. The note has been classified as non-current and accrued interest as non-current.

Line of Credit

The company entered into Line of Credit agreement with KeyBank from Ohio. The credit line has a limit in the amount of $ 75,000, which bears interest rate of 7.33% per annum. The outstanding balance as of December 31, 2019 was in the amount of $ 74,448.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (23,852)	$ (48,757)
Valuation Allowance	23,852	48,757
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (123,799)	$ (75,042)
Valuation Allowance	123,799	75,042
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2019, the Company had net operating loss ("NOL") of $180,582, and the Company had net operating loss ("NOL") carryforwards of approximately $988,724. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, and December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, and December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   SHAREBASED COMPENSATION

During 2013, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 2,500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

In 2019, the Company granted 16,000 stock options under the Plan to various employees with a total grant date fair value of approximately $138,846. The granted options had an exercise price of $9.5, expire in ten years, and ranged from immediate vesting, to vesting over a five-year period. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2018
Expected life (years)	10.00
Risk-free interest rate	3%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Exercise	Contract Term
Outstanding at December 31, 2018	188,000	$	6.95	6.64
Granted	16,000	$	9.50	-
Execised	-	$	-	-
Expired/Cancelled	-	$	-	-
Outstanding at December 31, 2019	204,000	$	7.15	5.64
Exercisable Options at December 31, 2019	204,000	$	7.15	5.64

Stock option expense for the years ended December 31, 2019 and December 31, 2018 was $5,207 and $5,207, respectively.

10. RELATED PARTY

From December 31, 2012 through July 9, 2019, the company issued eight promissory notes to two of its owners and officers William W Beckett, Sr. and Linda (Lea) Becket in the aggregate amount of $ 220,378. The notes bear interest rate of 5% per annum. The accrued interests together the entire principals shall be due and payable on the fifth anniversary from notes issuance ('Maturity date'), ranging from 2017 through 2024. As of December 31, 2019, and December 31, 2018, the outstanding balance of this note is in the amount of $154,863 and $82,370. As of December 31, 2019, and December 31, 2018, accrued interest on the notes is in the amount of $19,544 and 12,369, respectively. The note has been classified as non-current and accrued interest as non-current.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

On March 1, 2019, 5 minority shareholders filed a Shareholders Derivative complaint on " behalf of the company and as representative of the company", challenging 3 actions by the Board and the Company. If any award had been made, it would have been paid to the Company and not to the people who filed the lawsuit. Their basic claim was they did not want the company to expand and they did not want the company to issue more stock because they feared "dilution" of their position. Dilution is usually a concern only to very large shareholders in very small companies. On January 16, 2020, the Court ruled that the suit was not warranted in the interest of the Company and dismissed it, as a matter of law. That is what Summary Judgement means - it means that there was no legal question upon which the plaintiffs (the minority shareholders) could win the case, so the Court dismissed it. In addition, the Court awarded the Company its legal fees reimbursed, which were approximately $50,000.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 24, 2020 the date the financial statements were available to be issued.

On January 16, 2020, the Court ruled on the Shareholders Derivative complaint brought by 5 minority shareholders as discussed in note 11.

On November 19, 2020, the company declared common stock split of class A (from 369,280 to 738,560) and class B (from 266,805 to 533,610), with class C remain unchanged. Options issued have also doubled to 486,000 from 243,000.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Grand Teton Distillery

"TODAY'S SNOW IS TOMORROW'S SPIRITS".



Website   Driggs, ID   FOOD & BEVERAGE

Located in Teton Valley Idaho, Grand Teton Distillery is home to dozens of award winning spirits, crafted from locally sourced ingredients and water directly from the Grand Teton mountain range.

$0.00 raised

0 Investors	**$21.5M** Valuation
$5.50 Price per Share	**$275.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW



This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- The US craft spirits market is expected to reach $20 billion by 2023 and craft spirits are expected to grow by 30.22% between 2020 and 2027.
- Grand Teton Distillery has won the highest awards in the industry: multiple Double Gold Medals for both its vodka and whiskey, with its Potato Vodka consistently ranked in the top five vodkas in the world.
- The Distillery's partnership with Channing Tatum gave way to the creation of our Born and Bred vodka, and our vodka was featured in two of his latest movies: "Kingsman - Golden Circle" and "Logan Lucky".



American-made spirits on a mission to better the market and deliver excellence

Grand Teton Distillery is an American-owned and operated craft distillery, now in its 9th year making award winning vodka, bourbon and whiskey. We believe that today's snow is tomorrow's spirits, so we source our water directly from the Grand Teton mountain range.



We believe that USA-made and owned spirits are as good, if not better than the more well-known, familiar foreign brands that dominate the market today. It is our mission to create high quality hand crafted spirits that exemplify the grandeur of our surrounding environment, while encouraging distributors to handle and promote USA craft products as well as they do foreign brands.



A market dominated by foreign brands, production and ownership

Historically, the spirits industry has been dominated by multi-billion dollar foreign-owned brands and access to the industry has been controlled by multi-billion dollar distributors. The market for spirit companies that are American-made, produced and owned is infinitesimal compared to the mega-foreign companies. As recent as 2004, there were fewer than 100 distilleries within the US. Most well-known vodka brands and even many Kentucky bourbon brands are now owned offshore.

It is hard for small American craft brands to compete and gain market share, but little by little the American craft spirit industry is growing much like craft beer in the 80s and 90s.





Foreign Brands Dominate The Spirit Industry





U.S. Brands
Are Struggling
To Compete

THE SOLUTION

Award-winning spirits made from only the best local practices and ingredients

The Grand Teton Distillery began operations in mid-2012 and prides itself on using local and regional ingredients, natural fruit, sustainable energy practices, and water sourced directly from the Grand Teton mountains.



Local & Regional
Ingredients



Delicious,
Natural Fruit



Sustainable



Water Sourced

Sustainable
Energy Practices

Water Sourced
From Grand Teton

We currently produce many award-winning spirits, including our Grand Teton Potato Vodka, Grand Teton Huckleberry Vodka, Grand Teton Cherry Vodka "Vishnovka", and Born and Bred Vodka, made for actor/owner Channing Tatum. In addition, we also produce Colter's Run Whiskey Small Batch Bourbon (Double Gold medal-winning), Catamount Whiskey Single Barrel Bourbon, Gamekeeper Whiskey Wheat Mash, and Grand Teton Malt Whiskey an American Single Malt.



THE MARKET

The US craft spirits market is estimated to reach $20 billion in the next three years

Spirits are considered by investment advisors to be "recession resistant" investments, as sales continue to grow exponentially. The craft market in 2019 was $3.7 billion and the US craft spirits market is expected to reach $20 billion by 2023 with a CAGR of 32% (Source).



Craft Market
2019



$3.7B

US Craft Spirits Market 2023

$20B

According to Data Bridge Market research, craft spirits are expected to grow by 30.22% between 2020 and 2027 (Source). As of February 2020, vodka, which makes up 31% of the spirits market in the US, is up 2.9% to $6.6 billion while the American whiskey market is up 10.8% to $4 billion. (Source).

U.S. Craft Spirits
↑ 30.22%



U.S. Vodka
↑ 2.9%


$6.6B

U.S. Whiskey
↑ 10.8%

$4B


OUR TRACTION

$8M+ in lifetime sales, numerous gold
medals and awards, plus a partnership

medals and awards, plus a partnership with actor, Channing Tatum



During our eight years of operations, Grand Teton Distillery has done over $8 million in sales. Our spirits are consistently ranked among the highest awards at national competitions.

Our 2012-2020 achievements include:

- First production of Grand Teton Potato Vodka (July 2012)
- GTV - Gold Medal 94 points - Beverage Testing Institute (November 2012)
- GTV – Double Gold Medal – The Fifty Best (2013)
- GTV - Double Gold Medal - San Francisco World Spirits Competition (March 2013)
- GTV - 92 Points - Wine Enthusiast (2013) – One of 11 Top Ranked Vodkas
- GTV - Gold Medal 94 points - Beverage Testing Institute (2013)
- GTV - Double Gold Medal - San Francisco World Spirits Competition (2014)
  - *Only vodka ever to win Double Gold Medals in two consecutive years*
- GTV - 92 Points - Ultimate Spirits Challenge (2014)
- GTV - Third Gold Medal - Beverage Testing Institute (2014)
- Colter's Run Whiskey - Double Gold Medal - WSWA (2015)
- GTV - Fourth Gold Medal - Beverage Testing Institute (2015)
- GTV - Fifth Gold Medal - Beverage Testing Institute (2016)
- Born and Bred Vodka - Gold Medal from WSWA (April 2016)
- GTV - Sixth Gold Medal - Beverage Testing Institute (2017)
- Born and Bred Vodka - Gold Medal - LA Spirits Competition (2017)
- Born and Bred Vodka – Gold Medal - The Fifty Best (2017)
- Catamount Whiskey – 92 Points – Wine Enthusiast (2018)
- Born and Bred Vodka – Gold Medal – SIP Awards (2018)


94
POINTS - BTI
SMALL BATCH
GRAND TETON
VODKA
PREMIUM POTATO
SAN FRANCISCO WORLD SPIRITS COMPETITION
2014
DOUBLE GOLD

The Company has won the top awards, multiple Double Gold Medals, for both its vodka and its whiskey. Grand Teton Potato Vodka consistently ranked in the top five vodkas in the world, reaching #2 in the world one year based on aggregate reviews and awards, during its first 5 years while actively entering competition. Colter's Run Bourbon won a Double Gold from the Wine & Spirit Wholesalers Competition in Orlando and Catamount Bourbon got 92 points from Wine Enthusiast Magazine.


COLTER'S RUN
WHISKEY
BOURBON WHISKEY
88
MADE IN
92
POINTS
CATAMOUNT
WHISKEY
STRAIGHT BOURBON
88
MADE IN

Grand Teton Distillery products have been sold in 23 states, plus Canada and the

UK. In 2014, actor Channing Tatum made a major investment in our distillery and formed a partnership with us to design a vodka called Born and Bred. Our vodka has been featured in two of his latest movies, "Kingsman - Golden Circle" and "Logan Lucky".



WHAT WE DO

Our spirits come to life through the use of local ingredients and high quality distillation practices

At Grand Teton Distillery, we source all our raw materials locally and regionally. The huckleberries for our Huckleberry Vodka, for example, grow wild and are sourced from the surrounding mountains. Our location in Teton Valley, Idaho, is adjacent to thousands of acres of potatoes, barley, and rye production and there is a potato processing plant 50 miles down the road, which supplies our potatoes for all of our vodkas. A local farmer in Teton Valley grows and malts barley for our single malt whiskey, which is our first "grain to glass" product.





For cooling water, we have a buried tank holding one thousand gallons of water and we recirculate our cooling water, saving thousands of gallons each year. We have two deep wells on our property, one for production and proofing and one as an injection well where cooling water goes to recharge/recool after use. Our well, charged by the snow melt from the Tetons, provides pristine glacial mountain water for proofing our spirits. The water is filtered, but does not require chemical treatment.





THE BUSINESS MODEL

Multiple revenue streams keep us highly profitable

We began as a small start-up, after the 2008 recession, with a plan to keep costs low, avoid debt, and allow time to grow our brand. We set up multiple revenue sources with a gift shop/tasting room, tours, and a license from our state to sell our products on site. Because we were able to get off the ground in just 10 months (compared to the 18 to 36 month MBA start-up model), we ran a "Distillery College" charging tuition to teach other potential craft start-ups how to negotiate the pitfalls, and thereby increasing our cash flow for working capital.





Because we sourced our equipment directly from the manufacturer rather than through middle-man vendors, we are able to sell distillery equipment to other distillers, as another source of revenue. In our liquor production, we keep costs low by ordering our raw materials, bottles, and closures in truck load quantities and negotiate potato and grain prices by contract on an annual basis.





Revenue Sources

Gift Shop/Tasting Room + Tours

Distillery College

Sell Distillery Equipment



Low Overhead

Truck Load Orders Of Raw Materials, Bottles, Closures

Annual Ingredient Price Negotiation



HOW WE ARE DIFFERENT

Going strong in our 9th year of production, with the highest awards in the industry and promising new partnerships

Much like the craft brewery industry, there has been rapid growth in craft distilleries over the last 16 years, from just 69 to over 2000 distilleries across the distilleries over the last 16 years, from just 69 to over 2000 distilleries across the US. However, as with any rapid growth industry, we are beginning to see a shake out, as smaller, under-capitalized distilleries close. While the failure rate of small businesses is highest in the first three years, we are currently in our 9th year, working out of a large un-mortgaged 3.5 acre site, with great profitability.



Regional Distribuition   **Loyal Fanbase**   **Highest Awards**

We have won the highest awards in the industry for our quality on virtually every product we produce. We have reached a point where we are past the initial start-up hurdles, with multiple sources of revenue and two celebrity shareholders to help promote our products. Grand Teton Distillery has recognized regionally distributed products and a loyal customer base, and is poised and well positioned to move to the next level.





THE VISION

Expanding in 2021 to accommodate more business than ever before

We have been approved for an additional 10,000 sq ft expansion, which will be able to accommodate the production of over 100,000 cases. The first phase of building will begin in the spring of 2021 and we have the preliminary approval for a $1.4 million SBA loan, to only be used for equipment, buildings and land. Our expanded facility will include a destination-level tasting room and gift shop and expanded parking for guests and buses.

We have a marketing plan in place, which we expect will grow our sales to 12,000 cases per annum and make us attractive as a partner, merger, or acquisition to larger entities with distribution power to push our brands and company to the next level. Our strategic partnership with celebrities like Channing Tatum, if promoted well, will also highlight the company and give it a national stature rather than a regional one.





Anticipated Phase 1



Facilities Expansion

Tasting Room/Gift Shop

Produce 12K Cases/Year

Anticipated Phase 2

Capacity 100K Cases/Year

Partner/Acquisition/Merger

Our team is deeply experienced and committed to the excellence of our products



Our founders, Lea and Bill, started out with just a vacant 3.5 acre piece of land on a state highway and transformed it into a fully functioning distillery with a stellar product, in just 10 months. Our head distiller, John, had the skill and palate to produce an award winning vodka on the first try and has continued to produce award winning spirits with each new product. Andrew joined a bit later to take over day-to-day operations, strategic planning, and direct sales, while Karyn took over office operations.



Drusilla Lawton is among our newest board members, with a degree from Yale, an MBA from NYU, and world finance and securities experience in London and New York, with JP Morgan and BNY Mellon. John Bell has joined our board, as well, and contributes his extensive business growth experience, owning a $100 million company with business across all 50 states

WHY INVEST

Poised to make our mark on the multi-billion dollar "recession-proof" spirits industry

Spirits are a fun business and our shareholders get great discounts. With the US craft spirits market expected to reach $20 billion by 2023, there is tremendous growth potential in American-owned craft distilleries. With celebrity partnerships, strategic marketing and numerous awards under our belt, Grand Teton Distillery is poised to be a major player in that growth!





In the Press

     

  

 

SHOW MORE

Meet Our Team

  

Linda "Lea" Beckett   **William "Bill"**   **John Boczar**

CEO/Chairman of the Board

Linda "Lea" Beckett is the CEO/President and Chairman of the Board. Lea Beckett holds B.S., M.B.A., and M.D. degrees and is a retired Board Certified medical doctor, having practiced for over 25 years. She was on staff at a 1000 bed hospital where she was Chairman of the Cost Containment Committee and the Advisory Board to the Hospital Board on a new Women's Center. She was on faculty at a University Medical School as an Associate Clinical Professor while doing an NIH Fellowship in Medical Informatics. Her background has aided in the company's production practices due to her understanding of the chemistry of fermentation and distillation. Beckett organized and started the company, wrote the business plan and its updates, oversees regulatory compliance, and coordinates investor/shareholder relations, and long-term strategic planning. She is the mother of 4 and grandmother of 12.



Beckett, Sr.

CFO/Executive VP/Member of the Board

William "Bill" Beckett, Sr. is Executive Vice President and a Board Member. He holds B.A. and J.D. degrees from Georgetown Law School in Washington DC. He is a past President of the Chamber of Commerce in Prince Georges County, MD and past Chairman of the Attorney Grievance Committee for Maryland. He oversees legal issues, contracts, compliance and is an advisor on business and finance issues.



Head Distiller/Member of the Board

John Boczar is Vice President, Head Distiller and a Board Member. He manages all production operations in the distillery. John has already been labeled a "Master" distiller by the media and experts in the field because he is responsible for the outstanding quality of the products. His distilling resume already includes the top awards in the world of distilling, plus many more. He has also trained multiple distillers, many who have gone on to open their own distilleries making award-winning craft spirits in the US and Canada.





Andrew Boczar
Vice President of Strategic Planning/Member of the Board

Andrew Boczar is Vice President of Strategic Planning and a Board Member. Andrew has B.S. and M.S. degrees in Management Information Systems from the University of South Florida. Andrew designed and manages our website, back-end systems, manages all product development, market analysis, business analysis, and expansion into new markets. He defines objectives to gain market share and maximize profitability, and executes plans to make those objectives achievable. He guides the long-term plans and focus of the company.





John C. Bell
Member of the Board

John Bell is a Board Member of Grand Teton Distillery. John has over 25 years' experience in business management and operations with 20+ years focused in the pharmacy and health care sector. As a Partner in TrueScripts, John brings his talent for visionary and strategic thinking that are critical to the company's planning and operational effectiveness. John enjoys sharing the company values and coaching employee development

John is also very active with philanthropic volunteerism. He is currently on the Jasper City Council, President of the Redevelopment Commission, President of the Young Life Finance Committee, President of Business Alliance Network, Vistage Member, and a member of the Knights of Columbus.

John earned a Bachelor of



Drusilla Lawton
Member of the Board

Drusilla Lawton is a Board Member of Grand Teton Distillery. She has lived in Jackson, WY since 2012 and has been a shareholder since 2013. She holds a Philosophy degree from Yale and an MBA from NYU. She has been in the securities business having worked in both New York and London as a trader in securities and derivatives. In New York she was a dealer in government securities and developed her firms trading in Eurodollar futures, credit spreads and options. In London, she was a manager for JP Morgan where she headed the Eurodollar float rate desk and traded corporate Eurobonds. She also worked for BNY Mellon where she executed risk management strategies for the broker/dealer community. Dru currently lives in New York and Jackson, WY and is the mother of 4 sons.

John earned a Bachelor of Science degree from Purdue University in 1988 with a Building Construction and Contracting degree. He is also a certified Stephen Covey Facilitator. For 'fun', John likes challenges such as Tough Mudders, trail runs, Ragnar races, and triathlons.

John's primary job is with TrueScripts as a Partner. He works for Grand Teton Distillery 40 hours per week.



mother of 4 sons.

Dru's primary job is with RR Associates, LLC as a Portfolio Manager. Dru works for Grand Teton Distillery 10 hours per week.

Offering Summary

Company :	Grand Teton Vodka, Inc.
Corporate Address :	1775 N Hwy 33, Driggs, ID 83422
Offering Minimum :	$9,999.00
Offering Maximum :	$1,069,992.00
Minimum Investment Amount (per investor) :	$275.00

Terms

Offering Type :	Equity
Security Name :	Class N Common Stock
Minimum Number of Shares Offered :	1,818
Maximum Number of Shares Offered :	194,544
Price per Share :	$5.50
Pre-Money Valuation :	$21,531,422.00

*Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2), A funding portal that is an

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Investment Incentives and Bonuses

Time-Based Perks:

Friends and Family Early Birds

Invest within the first 48 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount Based Perks:

$550+ Investment - 20% discount in gift shop/tasting room and online. (Note: We cannot ship alcohol to every state or outside of the U.S.)

$1,100+ Investment - Lower level plus a Grand Teton Distillery T-Shirt

$2,750+ Investment - Lower level plus a pair of Grand Teton Distillery Copper Mugs

$5,500+ Investment - Lower level plus a Grand Teton Distillery Sweatshirt

$11,000+ Investment - Lower level plus an Age Your Own Whiskey Barrel

$27,500+ Investment - Lower level plus a private tour & tasting with Master Distiller + 5% bonus shares

$55,000+ Investment - Lower levels plus first access to Grand Teton Private Stock Whiskey and a Distillery experience bottling your own case of whiskey + 10% bonus shares

$110,000+ Investment - Lower levels plus a weekend for 2 as guests of Grand Teton Distillery Founders in Teton Valley, Idaho (includes lodging, meals, and entertainment for U.S. based investors only) + 15% bonus shares

$275,000+ Investment - Lower levels plus a snowmobile tour of Yellowstone National Park in winter + 20% bonus shares

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Grand Teton Vodka, Inc. (dba Grand Teton Distillery) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class N Common Stock at $5.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $550. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments. Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>Campaign</u>

Dawn over the Tetons. The Grand is snow covered year-round & gets more than 500 inches of snow each winter.

In spring, the snow melts providing our pristine glacial mineral rich water. For us, snow becomes... vodka.

Hello there. I'm Andrew. This is John and Karyn and Regulus. Us, along with 50 of our friends and family and supporters are owners of Grand Teton Distillery, a craft distillery in its 9th year. And we have over a dozen of award-winning craft distillery products. As you can see, we must be doing something right.

People often ask us how we got started in this distillery business. My stepfather and mother, Bill and Lea, were sitting on their patio enjoying a nice view of the Tetons. He looks at his drink and says, "Don't they grow potatoes in this valley? Can't we make vodka out of that or something?" And here we are today.

We make the Born and Bred Vodka in collaboration with one of our major investors: the actor, Channing Tatum. American craft spirits are growing. One analytic expects over 33% growth rate and a craft spirits market of $80 billion by 2025.

Grand Teton Distillery is located in beautiful Teton Valley, Idaho at 6,000 feet under the shadow of the Grand Teton. We break ground in spring on a 10,000 square foot addition with a large tasting room & gift shop, parking & loading docks, to give us 18,000 sq ft of plant and capacity for over 100,000 cases. With our assets, our talented people, and you, Grand Teton Distillery will be a big part of the craft spirits growth.

Join us!

<u>Our Traction - Born and Bred Vodka Surprise Delivery</u>

Five? Yeah, so it's the first one of these front steps. Emily?

We're doing a little impromptu liquor drop off to Brittany Jones right now. What's up? How are you?

Holy...

Hi, how are you? Just say hi to everybody.

Oh my god, I've been drinking all day. This is great. Should we go bother my boyfriend because it would be fun?

Holy... this is going to be so funny.

Please, let's go bother your boyfriend. I would love to bother your boyfriend.

It would be so funny.

We're gonna go bother her boyfriend as long as he doesn't hit me.

I found someone you might know.

Clayton? What's up, Clayton? Sorry, this is super weird. What's up, man? What's good? Nice to meet you. We're Facebook Live-ing it as well.

Let's go down the stairs. Yeah, well maybe not go down the downstairs. That's a lot of stairs.

What's up, man?

Hey, how's it going?

Are you Timothy?

What?

Is your name Timothy?

No, it's not.

Oh, okay. Get out of here.

Oh my god, you're kidding me!

What's up, man? Alright guys, we're just here surprising people with booze. Middle pour of something that smells delicious.

Oh, you're in your underwear. My bad, sorry. Hey, hold up. Back up. There is someone in his underwear.

This is my friend, Daniel.

How are you underwear Daniel?

See you guys!

Hello?

Saucy delivery.

What's up? Are you Brendan? Can I come in and party?

Bottoms up!

Happy Birthday! Cheers!

Holla.

Saucy.

Okay... hi. Take a look at the delivery boy.

Who ordered it by the way? This is yours.

Thank you.

Wait a minute. What.

We just came to crash the party real quick.

No, it's fine.

It smells good in here.

Perfect.

Can I ride this thing?

Yeah.

What is it? How does it work? Where do you ride this thing around?

So yeah. He can drive it.

Oh yes. Yes, see ya.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

210



ARTICLES OF AMENDMENT
(General Business)

FILED EFFECTIVE

2013 MAR 29 AM 9:30

SECRETARY OF STATE
STATE OF IDAHO

To the Secretary of State of the State of Idaho
Pursuant to Title 30, Chapter 1, Idaho Code, the undersigned corporation amends its articles of incorporation as follows:

1. The name of the corporation is:

Grand Teton Vodka, Inc.

If the corporation has been administratively dissolved and the corporate name is no longer available for use, the amendment(s) below must include a change of corporate name.

2. The text of each amendment is as follows:

Article 2: The number of shares the corporation is authorized to issue is amended to 1,000,000 shares.

3. The date of adoption of the amendment(s) was: January 19, 2013.

4. Manner of adoption (check one):

☐ The amendment consists exclusively of matters which do not require shareholder action pursuant to section 30-1-1002, 30-1-1005 and 30-1-1006, Idaho Code, and was, therefore, adopted by the board of directors.

☐ None of the corporation's shares have been issued and was, therefore, adopted by the
☐ incorporator ☐ board of directors.

☒ Approval by the shareholders is required and the shareholders duly approved the amendment(s) as required by either Title 30, Idaho Code or by the Articles of Incorporation.

Customer Acct #:
(if using pre-paid account)

Secretary of State use only

Dated: January 29, 2013

Signed: Linda Beckett

Typed Name: Linda Beckett

Capacity: President

Web Form

IDAHO SECRETARY OF STATE
03/29/2013 05:00
CK: 1241 CT: 281286 BH: 1367042
1 @ 30.00 = 30.00 AMEND PROF # 2

C192370



CERTIFICATE OF
ASSUMED BUSINESS NAME

FILED EFFECTIVE

Pursuant to Section 53-504, Idaho Code, the undersigned
submits for filing a certificate of Assumed Business Name.

2013 MAY 15 AM 8:40

Please type or print legibly.
Instructions are included on back of application.

SECRETARY OF STATE
STATE OF IDAHO

1. The assumed business name which the undersigned use(s) in the transaction of business is:

   Grand Teton Distillery

2. The true name(s) and <u>business</u> address(es) of the entity or individual(s) doing business under the assumed business name:

<u>Name</u>	<u>Complete Address</u>
Grand Teton Vodka, Inc.	1755 North Hwy 33, Driggs, ID 83422
(192370)	

3. The general type of business transacted under the assumed business name is:

   - ☑ Retail Trade
   - ☑ Wholesale Trade
   - ☐ Services
   - ☑ Manufacturing
   - ☐ Transportation and Public Utilities
   - ☐ Construction
   - ☐ Agriculture
   - ☐ Mining
   - ☐ Finance, Insurance, and Real Estate

   > Submit Certificate of Assumed Business Name and **$25.00** fee to:
   >
   > Secretary of State
   > 450 North 4th Street
   > PO Box 83720
   > Boise ID 83720-0080
   > 208 334-2301

4. The name and address to which future correspondence should be addressed:

   Grand Teton Distillery

   PO Box 148

   Driggs, ID 83422

5. Name and address for this acknowledgment copy is (if other than # 4 above):

   _____

   _____

   _____

Signature: _____

Printed Name: Lea Beckett

Capacity/Title: Pres/CEO

Signature: _____

Printed Name: _____

Capacity/Title: _____

Secretary of State use only

D163257

9/21/2012

abn.pmd Rev. 07/2010



ARTICLES OF AMENDMENT
(General Business)

To the Secretary of State of the State of Idaho
Pursuant to Title 30, Chapter 1, Idaho Code, the undersigned corporation amends its articles of incorporation as follows:

1. The name of the corporation is:

Grand Teton Vodka, Inc. dba Grand Teton Distillery

If the corporation has been administratively dissolved and the corporate name is no longer available for use, the amendment(s) below must include a change of corporate name.

2. The text of each amendment is as follows:

Articles 1: 13. Additional Class of Common Stock
An additional class of Common Stock to be designated Class C Common. Class C Common shares shall have the same voting rights as Class A Common shares and have the same equity and dividend rights as Class A Common shares. Class C shares are to be issued under a Stock Purchase Agreement, a copy of which shall be made a part of the Corporate Records.

3. The date of adoption of the amendment(s) was: January 24, 2015

4. Manner of adoption (check one):

☐ The amendment consists exclusively of matters which do not require shareholder action pursuant to section 30-1-1002, 30-1-1005 and 30-1-1006, Idaho Code, and was, therefore, adopted by the board of directors.

☐ None of the corporation's shares have been issued and was, therefore, adopted by the ☐ incorporator ☐ board of directors.

☑ Approval by the shareholders is required and the shareholders duly approved the amendment(s) as required by either Title 30, Idaho Code or by the Articles of Incorporation.

Customer Acct #: ID C 192370
(if using pre-paid account)

Secretary of State use only

Dated: January 24, 2015

Signed: [signature]

Typed Name: Lea Beckett

Capacity: CEO/President

p/forms/arts of amendment_gl business.pmd Revised 11/2004
Web Form

210



ARTICLES OF AMENDMENT

(General Business)

Title 30, Chapters 21 and 29, Idaho Code

Filing fee: $30 typed, $50 not typed

Complete and submit the application in duplicate.

FILED EFFECTIVE

2015 DEC 10 PM 1:07

SECRETARY OF STATE
STATE OF IDAHO

1. The name of the corporation is:
   Grand Teton Vodka, Inc. dba Grand Teton Distillery

If the corporation has been administratively dissolved and the corporate name is no longer available for use, the amendment(s) below must include a change of corporate name.

2. The text of each article being amended:

   Article 2

   Additional Class of Common Stock

   An additional class of Common Stock to be designated Class B Common. Class B Common shares shall have the same equity participation and dividend payment participation as Class A Common; however, Class B Common shall have "super voting" rights whereby each share of Class B Common shall have ten (10) votes per share; whereas each share of Class A Common shall have one (1) vote. Class B Common shares can only be issued to founders; specifically, Linda M. Beckett, William W. Beckett, Sr. and John B. Boczar. Class B Common may be inherited only by the direct descendants of the Founders, specifically children, grandchildren, and siblings.

3. The date of adoption of the amendment(s) was: April 18, 2014

4. Manner of adoption (check one):

   ☒ The amendment consists exclusively of matters which do not require shareholder action pursuant to section 30-29-1002, 30-29-1005, and 30-29-1006, Idaho Code, and was, therefore, adopted by the board of directors.

   ☐ None of the corporation's shares have been issued and was, therefore, adopted by the ☐ incorporator ☐ board of directors.

   ☐ Approval by the shareholders is required and the shareholders duly approved the amendment(s) as required by either Title 30, Chapters 20, 21, and 29, Idaho Code or by the Articles of Incorporation.

Dated: April 30, 2014

Printed Name: Linda (Lea) Beckett

Signature: Linda (Lea) Beckett CEO

Secretary of State use only
IDAHO SECRETARY OF STATE
12/10/2015 05:00
CK:10385 CT:306185 BH:1503684
1@ 30.00 = 30.00 AMEND PROF #2

C192370

Revised 07/2015

210



ARTICLES OF AMENDMENT

(General Business)

Title 30, Chapters 21 and 29, Idaho Code

Filing fee: $30 typed, $50 not typed

Complete and submit the application in duplicate.

FILED EFFECTIVE

2018 SEP 12 AM 8:50

SECRETARY OF STATE
STATE OF IDAHO

1. The name of the corporation is:
   Grand Teton Vodka, Inc.

If the corporation has been administratively dissolved and the corporate name is no longer available for use, the amendment(s) below must include a change of corporate name.

2. The text of each article being amended:
   Article 2-12: The number of shares the corporation is authorized to issue is increased from 1,000,000 to 10,000,000 shares, in accordance with section 30-29-1005, Idaho Code, and was, therefore, adopted by the board of directors.

3. The date of adoption of the amendment(s) was: July 22, 2018

4. Manner of adoption (check one):

☒ The amendment consists exclusively of matters which do not require shareholder action pursuant to section 30-29-1002, 30-29-1005, and 30-29-1006, Idaho Code, and was, therefore, adopted by the board of directors.

☐ None of the corporation's shares have been issued and was, therefore, adopted by the ☐ incorporator ☐ board of directors.

☐ Approval by the shareholders is required and the shareholders duly approved the amendment(s) as required by either Title 30, Chapters 20, 21, and 29, Idaho Code or by the Articles of Incorporation.

Dated: September 7, 2018

Printed Name: Linda Beckett, President/CEO

Signature: Linda Beckett CEO

Secretary of State use only

IDAHO SECRETARY OF STATE
09/12/2018 05:00
CK:11935 CT:306185 BH:1663674
1@ 30.00 = 30.00 AMEND PROF #2

C192370

Revised 07/2015

210



ARTICLES OF AMENDMENT

(Professional Service Corporation)

Title 30, Chapters 21 and 29, Idaho Code
Filing fee: $30 typed, $50 not typed
Complete and submit the application in <u>duplicate</u>.

1. The name of the professional corporation is:

   Grand Teton Vodka, Inc dba Grand Teton Distillery

   > If the corporation has been administratively dissolved and the corporate name is no longer available for use, the amendment(s) below must include a change of corporate name.

2. The text of each article being amended:

   Articles 1:14. Additional Class of Common Stock
   An additional class of Common Stock to be designated Class N Common. Class N Common shares will have no voting rights. Class N Common shares have the same amount of equity and dividend rights as Class A Common. The pool of available Class N Common shares is set at 500,000 of existing authorized shares.

3. The date of adoption of the amendment(s) was: 10/29/2020

4. Manner of adoption (check one):

   [X] The amendment consists exclusively of matters which do not require shareholder action pursuant to section 30-29-1002, 30-29-1005, and 30-29-1006, Idaho Code, and was, therefore, adopted by the board of directors.

   [ ] None of the corporation's shares have been issued and was, therefore, adopted by the [ ] incorporator [ ] board of directors.

   [ ] Approval by the shareholders is required and the shareholders duly approved the amendment(s) as required by either Title 30, Chapters 20, 21, and 29, Idaho Code or by the Articles of Incorporation.

Dated: 10/30/2020

Printed Name: Lea Beckett

Signature: _____

Capacity: CEO

Revised 08/2015